Via Facsimile and U.S. Mail
Mail Stop 4720

July 29, 2009

Mr. Eyal Desheh
Chief Financial Officer
Teva Pharmaceutical Industries Limited
5 Basel Street
P.O. Box 3190
Petach Tikva 49131, Israel

Re: **Teva Pharmaceutical Industries Limited**
        Form 20-F for the Year Ended December 31, 2008
        Filed February 27, 2009
        Form 6-K filed May 7, 2009
        File No. 000-16174

Dear Mr. Desheh:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Notes to the Consolidated Financial Statements

Note 1 - Significant Accounting Polices:
l. Revenue Recognition, page F-12

1.   Please revise to describe under what certain conditions, as referred to on page 64, and time period over which you accept customer returns and to disclose the following:
   *   whether you refund the sales price either in cash or credit, or whether you exchange the product from your inventory;
   *   the circumstances under which product returned is destroyed or placed back in inventory; and
   *   for those returns that you exchange the product from your inventory, how you account for your estimate of these returns at the time of sale of the product and how you account for returns at the date they are actually returned to you. Provide us an analysis supporting your accounting treatment with reference to the authoritative literature you rely upon to support your accounting. It also may be helpful to provide us an example showing the journal entries made.

Note 2-Certain Transactions:
a. Acquisitions: 1) Acquisition of Barr Pharmaceuticals, Inc., page F-15

2.   Please provide us your analysis of the applicability of EITF 04-01 to the preexisting relationship between the company and Barr Pharmaceuticals, Inc. Revise your disclosures to provide all of the disclosures required by paragraph 8 of the EITF.

Note 13-Shareholder's Equity:
c. Stock-based compensation plans, page F-40

3.   You disclose in Note 1a that the functional currency of your Israeli and U.S. operations is the U.S. dollar and that the functional currencies of most of your remaining subsidiaries and associated companies is their respective local currency. On page 86, you indicate that your ordinary shares trade on the Tel Aviv Stock Exchange and that your American Depositary Shares trade on the NASDAQ Global Select Market, the SEAQ International in London and on the exchanges in Frankfurt and Berlin. It is also apparent from your disclosure on page 82 that you have employees in Israel, Asia, Europe and the Americas and from your Segment note 17, that a significant amount of your revenues are generated outside Israel or the US. Please explain to us whether you grant share-based awards to employees outside Israel or the US. If so, please explain to us whether the exercise prices are denominated in currencies other than the U.S.

dollar and whether you account for these awards as liabilities under paragraph 33 of SFAS 123R. Otherwise, please explain to us how you account for these awards and reference the authoritative literature you rely upon to support your accounting.

Form 6-K filed May 7, 2009

Consolidated Statements of Cash Flow (March 31, 2009), page 5

4.   You begin your cash flow statements with "net income attributable to Teva." Please revise your cash flow statements to begin with "net income" as required by paragraph 28 of SFAS 95.

Operating and Financial Review and Prospects (March 31, 2009)

Tax Rate, page 25

5.   You disclose that your 5% effective tax rate for the first quarter of 2009 was low due to the tax effect of the inventory step-up expenses and other acquisition-related charges recorded in the quarter. Please disclose the dollar amount, separately for each of these two categories, by which each reduced your provision for income taxes and explain why these are apparently deductible in the quarter ended March 31, 2009 for tax purposes but not for financial statement purposes. Disclose, for each of these categories, when they will be deductible for financial statement purposes. Also, tell us your financial statement income tax accounting (current and deferred) for these items, including your accounting for the income tax effects in your purchase price allocation, and how your accounting treatment complies with SFAS 109.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant